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                    U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING




                                   (Check One)

[ ] Form 10-K &   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q &  [ ] Form N-SAR
    Form 10-KSB                                     Form 10-QSB


                                       For Period Ended: March 31, 2003

                                       [ ] Transition Report on Form 10-K
                                       [ ] Transition Report on Form 20-F
                                       [ ] Transition Report on Form 11-K
                                       [ ] Transition Report on Form 10-Q
                                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.



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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:                         MPSI SYSTEMS INC.
Former Name if Applicable:                       N/A
Address of Principal Executive Office:           4343 South 118th East Avenue
City, State and Zip Code:                        Tulsa, Oklahoma 74146

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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [X]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable. [ ]

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K,
10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

                  This quarterly report for the three months ended March 31, 2003 will, for the first time, be filed in accordance with Regulation S-B. As there were unresolved reporting issues related to this filing and to the accounting closure of certain foreign subsidiaries at the May 15, 2003 due date, the Company has filed this Form 12b-25 and anticipates that all remaining issues will be resolved and the Form 10-QSB will be timely filed within the 5-day extension period


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PART IV - OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

         James C. Auten, Chief Financial Officer     918          877-5607
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                         (Name)                   (Area Code) (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No



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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           It is anticipated that when Form 10-QSB is filed it
                  will reflect a loss from operations of $510,000 for the quarter ended March 31, 2003 compared with operating income of $43,000 for the comparable quarter of 2002. However, until outstanding issues related to treatment of foreign exchange gains or losses related to foreign office closures are resolved, the amount of net income or loss is not yet quantified.

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                                MPSI SYSTEMS INC.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



              May 15, 2003                             /s/ James C. Auten
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                                                 James C. Auten, Vice President
                                                 and Chief Financial Officer





Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).